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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

8- 45223

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fund Services Advisors, Inc. (FSA)

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 South Figueroa Street, Suite 3200
(No. and Street)

Los Angeles   California   90017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lester Wood   (213) 612-2197
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler & Co. LLP
(Name — if individual, state last, first, middle name)

9107 Wilshire Blvd., Suite 260   Beverly Hills   California   90210
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Lester T. Wood_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Fund Services Advisors, Inc._____, as of

___February 25, 2002_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

MARIA C. MARTINEZ
Commission # 1322686
Notary Public - California
Los Angeles County
My Comm. Expires Sep 29, 2005

Maria C. Martinez
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND SERVICES ADVISORS, INC.

Financial Statements
with
Independent Auditors' Report
December 31, 2002

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
Certified Public Accountants

LEDERMAN, ZEIDLER, GRAY & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

We have audited the accompanying statement of financial condition of Fund Services Advisors, Inc., as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Services Advisors, Inc. as of December 31, 2002 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statement of operating expenses and in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 25, 2003

FUND SERVICES ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	80,854
Advisory fees receivable		66,471
	$	147,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	44,013
Commissions payable		13,325
Income taxes payable		10,787
Total current liabilities		68,125
Stockholders' equity		
Common stock, no par value		
Authorized - 2,000,000 shares		
Issued and outstanding - 10,000 shares		10,000
Paid-in capital		148,547
Deficit		(79,347)
		79,200
	$	147,325

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue		
Investment advisory fees	$	728,984
Other income		117
Interest and dividends		1,522
		730,623
Operating expenses:		
Commissions expense	$	164,898
Management fees		538,641
Miscellaneous expense		5
		703,544
Income before provision for income taxes		27,079
Provision for income taxes		10,787
Net income	$	16,292

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2001	$ 10,000	$ 93,486	$(95,639)	$ 7,847
Capital contributions	-	111,609	-	111,609
Net income	-	-	16,292	16,292
Dividends paid	-	(56,548)	-	(56,548)
Balance, December 31, 2002	$ 10,000	$ 148,547	$(79,347)	$ 79,200

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating activities:		
Net income	$	16,292
(Increase) decrease in assets:		
Advisory fees receivable		20,594
Increase (decrease) in liabilities:		
Accounts payable		44,013
Commissions payable	(	48,013)
Due to affiliate	(	25,393)
Income taxes payable		10,787
Net cash provided by operating activities		18,280
Non-cash financing activities:		
Dividends declared	(	56,548)
Capital investment by stockholders		111,609
Net non-cash financing activities		55,061
Increase in cash		73,341
Cash, beginning of year		7,513
Cash, end of year	$	80,854

The accompanying notes are an integral part of these financial statements

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Summary of significant accounting policies

   Nature of business - The Company is a non-clearing fully disclosed broker dealer engaged in providing investment agreements, mutual funds and other investment services, for municipal bond issuers and cash managers. The majority of customers are municipalities located in California. Currently, the Company's single source of revenue is the collection of 12(b)(1) fees. The Company is a 100%-owned subsidiary of BLX Acquisition Corporation.

   Cash - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and cash held at the Company's brokerage house.

   Revenue - The Company receives advisory fee income based either on a stated fee or based on a percentage of bond funds invested pursuant to an investment agreement. Also, the Company is paid a monthly servicing fee on average client balances held in money market mutual funds.

   Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include the fair value of financial instruments.

   Fair value of financial instruments - The carrying value of financial instruments on the balance sheet is a reasonable estimation of the fair value for the following instruments: cash, advisory fees receivable and current liabilities.

2. Related party transactions

   The Company incurred management fees in the amount of $538,641 and commissions expense in the amount of $164,898 during the current year which were payable to an affiliate of the Company's 100% shareholder.

FUND SERVICES ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

3. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The income tax provision for the year does not differ from the income tax provision that would result from applying statutory tax rates to pre-tax income because there are no material timing or permanent differences for expenses deductible for book purposes as compared to tax purposes. The tax provision is calculated using the highest tax rate for federal and state, 34% and 8.84% respectively. The Company files a consolidated income tax return with its parent company.

4. Non-cash financing activities

A non-cash capital contribution was made during the current year in the amount of $111,609. This capital contribution resulted from a forgiveness of a liability for management fees that were payable by the Company to the 100% owner of the Company's parent company.

A non-cash dividend was declared during the current year in the amount of $56,548. This resulted from the forgiveness by the Company of a receivable due from the 100% owner of the Company's parent company.

5. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $26,054, which was $21,054 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness was approximately 2.62 to 1.

FUND SERVICES ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital

Total stockholders' equity	$	79,200
Deductions and/or charges Non-allowable assets		53,146
Net capital	$	26,054

Aggregate indebtedness

Total aggregate indebtedness	$	68,125

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	21,054
Ratio: Aggregate indebtedness to net capital		2.62 to 1

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) Focus report	$	19,453
Decrease in non-allowable assets		13,325
Net audit adjustments		(6,724)
Net capital per above	$	26,054

FUND SERVICES ADVISORS, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FUND SERVICES ADVISORS, INC.
Los Angeles, California

In planning and performing our audit of the financial statements of Fund Services Advisors, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fund Services Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lederman, Zeidler, Gray & Co., CPAs, LLP

Beverly Hills, California
February 25, 2003